UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Centennial Fund V,, L.P.
   1428 15th Street
   Denver, CO  80202
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   November 11, 1999
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
   August 13, 1998
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |3,711,885             |D(1)            |                                               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Warrants                |10/31/97 |10/31/07 |Common Stock, par value|19,400   |$7.50/shar|D            |                           |
                        |         |         | $.01/share            |         |e         |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Centennial Holdings V, L.P. is the sole general partner of Centennial Fund V, L.P. and, accordingly, Cetnennial Holdings V, L.P. may be deemed to control Centennial Fund V, L.P. and possess indirect beneficial ownership of the securities of the Issuer held by Centennial Fund V, L.P.
       Pursuant to the Stockholders Agreement entered into between the Issuer and each of the stockholders listed in Schedule I thereto (the
"Stockholders Agreement"), and pursuant to the Share Exchange Agreement dated as of April 24, 1998 between the Issuer and Castle Transmission
Services (Holdings) Ltd ("CTSH"), Telediffusion de France International S.A., Digital Future Investments B.V. and certain shareholders of CTSH (the
"Share Exchange Agreement"), Centennial Fund V, L.P. may be deemed to be the beneficial owner (as defined in Rule 16a-1(a)(1) promulgated under the Securities Exchange Act of 1934, as amended) of the securities of the Issuer owned by parties to the Stockholdes Agreement, but Centennial
Fund V, L.P. disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein.
SIGNATURE OF REPORTING PERSON
/s/Jeffrey H. Schutz, General Partner
DATE
December 9, 1999